Davis Commodities Limited

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ms. Kate Beukenkamp

November 22, 2024

Re:	Davis Commodities Limited
Registration Statement on Form F-3, as amended (File No. 333-282380)
Filed September 27, 2024

Dear Ms. Beukenkamp,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Davis Commodities Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m. ET on November 26, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC